UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

A Publicly-Held Company

National Register of Legal Entities (CNPJ) No. 02.558.157/0001-62 – State Registration (NIRE) 35.3.0015881-4

MINUTES OF THE 55th EXTRAORDINARY GENERAL MEETING

OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 1st, 2023

1. DATE, TIME, AND PLACE: Held on February 1st, 2023, at 11:00 a.m., at Telefônica Brasil S.A. (“Company” or “Telefônica”) headquarters, located at Avenida Engenheiro Luiz Carlos Berrini, 1376, Bairro Cidade Monções, city of São Paulo, state of São Paulo.

2. CALL NOTICE: A call notice was served by publication in the newspaper “Valor Econômico” on December 17/18/19, 20 and 21, 2022, on pages C5, B7, and A10, respectively, with simultaneous release of the publication online on the page of said newspaper.

3. ATTENDANCE: This Extraordinary General Meeting (“Meeting”) was attended, on first call, by shareholders representing approximately 90.3% of the common shares issued by the Company, which are included in the Shareholders' Attendance Register No. 004 and considering the valid remote voting bulletins received through Banco Bradesco S.A., as bookkeeper of the Company's shares and also directly by the Company, pursuant to CVM Resolution No. 81, of March 29, 2022 ("RCVM 81”), according to the summary voting map consolidating the votes cast remotely, disclosed on January 31, 2023 (“Consolidated Remote Voting Map”). Therefore, there is legal quorum to open this Meeting and resolve on the items included in the agenda.

Also present were Messrs. Cremênio Medola Netto and Charles Edwards Allen, members of the Audit Committee; and Mr. Sérgio Eduardo Zamora, representative of the expert company PriceWaterhouseCoopers Auditores Independentes Ltda., identified below, responsible for preparing the Appraisal Report (defined below), to provide any necessary clarifications.

4. PRESIDING BOARD: Nathalia Pereira Leite - Chairwoman of the Meeting; and Daniela Valente Junqueira Ayres – Secretary of the Meeting.

5. AGENDA:

5.1	Acknowledge and ratify the appointment of the expert appraisal company PriceWaterhouseCoopers Auditores Independentes Ltda., registered with the CNPJ under No. 61.562.112/0001-20, responsible for preparing the appraisal report on the shareholders’ equity of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (“Appraisal Report" and "Garliava”, respectively), for purposes of its incorporation into the Company;

TELEFÔNICA BRASIL S.A.

A Publicly-Held Company

National Register of Legal Entities (CNPJ) No. 02.558.157/0001-62 – State Registration (NIRE) 35.3.0015881-4

MINUTES OF THE 55th EXTRAORDINARY GENERAL MEETING

OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 1st, 2023

5.2	Analyze and resolve on the Incorporation Protocol and Justification Instrument, signed between the managements of Garliava and the Company on December 16, 2022, the subject matter of which is the incorporation of Garliava into the Company (“Incorporation Protocol”);

5.3       Analyze and resolve on the Appraisal Report; and

5.4	Resolve on the incorporation of Garliava into the Company and implementation thereof under the terms described in the Incorporation Protocol, the effectiveness of which, for all purposes, shall be subject to a new resolution by the Board of Directors, in a meeting to be held especially for this purpose, to verify the occurrence of the prior consent of ANATEL and the applicable operating conditions, as provided for in the Incorporation Protocol.

6. RESOLUTIONS:

The Chairwoman clarified that, as everyone is aware, the main purpose of the Meeting was to discuss and resolve on the incorporation, into the Company, of Garliava, a specific purpose company acquired from Oi S.A. – Under Judicial Reorganization on April 20, 2022, which is currently wholly owned by the Company (“Incorporation”), according to the Material Fact disclosed by the Company on December 16, 2022.

The Chairwoman also clarified that the intended Incorporation depends on obtaining prior consent from the National Telecommunications Agency - ANATEL and on completing operational procedures related to systemic standardization. In view of that, the effectiveness of the meeting's resolution shall be conditional upon a new resolution by the Company's Board of Directors, at a meeting to be held especially for this purpose, to verify the occurrence of said conditions, at which moment the Incorporation shall become effective ("Effective Date”).

TELEFÔNICA BRASIL S.A.

A Publicly-Held Company

National Register of Legal Entities (CNPJ) No. 02.558.157/0001-62 – State Registration (NIRE) 35.3.0015881-4

MINUTES OF THE 55th EXTRAORDINARY GENERAL MEETING

OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 1st, 2023

Additionally, the Chairwoman noted that the matter had been previously analyzed by the Audit and Control Committee, by the Audit Committee, and by the Company's Board of Directors, which were in favor of all items of the agenda for which they were responsible.

Finally, she informed that, considering that Garliava is wholly owned by the Company and, therefore, the equity interest in Garliava and all that it represents is included in the Company's shareholders' equity, the intended Incorporation shall neither result in a capital increase nor in the issuance of new shares of the Company, for which reason the Incorporation shall not entail any change in the current equity interest held by the Company's shareholders, and there is also no need to discuss a substitution of shares of non-controlling shareholders of Garliava by shares of the Company nor the right of withdrawal of the Company's shareholders. Accordingly, no appraisal report of the shareholders' equity at market price has been produced to calculate the replacement ratio of shares of non-controlling shareholders referred to in article 264 of Law No. 6,404/76 of December 15, 1976, as amended, according to the understanding of the Superintendence Office of Company Relations – SEP.

The Chairwoman of the Meeting informed that the documentation relevant to this Meeting was available to the shareholders. The attending shareholders agreed to waive reading the documents, as they were fully known by all, as well as the Consolidated Remote Voting Map, which were available for consultation.

After examining and discussing the items of the agenda, the shareholders resolved on the following:

6.1       Acknowledge and ratify the appointment of the expert appraisal company PriceWaterhouseCoopers Auditores Independentes Ltda., registered with the CNPJ under No. 61.562.112/0001-20, responsible for preparing the Appraisal Report, for the purpose of incorporating Garliava into the Company.

It was ratified by majority of votes, abstentions registered, (according to the final summary voting map contained in Exhibit I to these minutes), the appointment of the company PriceWaterhouseCoopers Auditores Independentes Ltda., registered with the CNPJ under No. 61.562.112/0001-20, registered with the Regional Accounting Council (CRC) of the State of São Paulo under No. 2SP000160/O-5, with Sérgio Eduardo Zamora as technical manager, bearer of RG No. 17.457.928 SSP/SP, registered with the Individual Taxpayer's Register (CPF) under No. 107.092.038-02, registered with the CRC under No. 1SP168728/O-4, for preparation of the Appraisal Report, for the purposes of the incorporation of Garliava into the Company.

TELEFÔNICA BRASIL S.A.

A Publicly-Held Company

National Register of Legal Entities (CNPJ) No. 02.558.157/0001-62 – State Registration (NIRE) 35.3.0015881-4

MINUTES OF THE 55th EXTRAORDINARY GENERAL MEETING

OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 1st, 2023

6.2       Analyze and resolve on the Incorporation Justification Protocol and Instrument signed between the managements of Garliava and the Company on December 16, 2022, the subject matter of which is the incorporation of Garliava into the Company.

It was approved by majority of votes, abstentions registered, (according to the final summary voting map in Exhibit I of these minutes), all the terms and conditions of the Incorporation Protocol, which are included in these minutes as its Exhibit II. The Incorporation Protocol establishes the general terms and conditions of the intended Incorporation, its justifications, and the criteria for evaluating the shareholders' equity of Garliava to be incorporated into the Company.

6.3	Analyze and resolve on the Appraisal Report.

It was approved by majority of votes, abstentions registered, (according to the final summary voting map in Exhibit I to these minutes), the Appraisal Report of Garliava's shareholders' equity, appraised based on its book value on October 31, 2022, which establishes that the value of Garliava's shareholders' equity to be incorporated into the Company is eighty-four million, one hundred and sixty-five thousand, ninety-eight reais and sixty-two cents (BRL 84,165,098.62), all in accordance with the provisions of the Incorporation Protocol. Pursuant to Article 224, III of the Corporations Law, the equity variations occurred in Garliava between the base date and implementation of the Incorporation shall be absorbed by the Company. The Appraisal Report is an integral part of the Incorporation Protocol as its Exhibit I.

6.4       Resolve on the incorporation of Garliava into the Company and its implementation under the terms described in the Incorporation Protocol.

It was approved by majority of votes, abstentions registered, (according to the final summary voting map in Exhibit I of these minutes), the incorporation of Garliava into the Company, in the amount described in the Appraisal Report, without changing the Company's capital stock, in accordance with the Incorporation Protocol, already approved and attached to these minutes.

TELEFÔNICA BRASIL S.A.

A Publicly-Held Company

National Register of Legal Entities (CNPJ) No. 02.558.157/0001-62 – State Registration (NIRE) 35.3.0015881-4

MINUTES OF THE 55th EXTRAORDINARY GENERAL MEETING

OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 1st, 2023

The Presiding Board noted that, under the terms of the Management Proposal and the Incorporation Protocol, effectiveness of the Incorporation depends on obtaining prior consent from ANATEL and on the completion of operational procedures related to systemic standardization. In view of that, the effectiveness of this meeting resolution is conditional upon a new resolution by the Company's Board of Directors, at a meeting to be held especially for this purpose, to verify the occurrence of said conditions, at which moment the Incorporation shall become effective.

Once the effectiveness of the Incorporation has been verified by the Company's Board of Directors in the terms clarified above, the Company's managers are authorized to perform all acts that may be necessary to formalize the Incorporation approved above before public bodies and third parties in general.

7. VOTING MAP: Pursuant to article 33, paragraph 4 of CVM Resolution No. 80 of March 29, 2022, the final summary voting map is signed by the Chairwoman and by the Secretary of the Meeting, and it is part of these minutes as Exhibit I, indicating the number of approvals, rejections, and abstentions received by each resolution.

8. ADJOURNMENT: There being nothing further to discuss, the Chairwoman of the Meeting declared the meeting closed and ordered the minutes to be drawn up in summary form. It was also noted that (i) the shareholders' signatures shall be omitted in the publication of the minutes; and (ii) the written votes have been received by the Presiding Board, and were filed at the Company's principal place of business. The minutes were read, approved, and signed by the members of the Presiding Board, as well as by the attending shareholders and other members identified below, already considering the shareholders that voted remotely, pursuant to article 47, paragraph 1 of RCVM 81.

Presiding Board: Nathalia Pereira Leite – Chairwoman of the Meeting; Daniela Valente Junqueira Ayres– Secretary of the Meeting.

TELEFÔNICA BRASIL S.A.

A Publicly-Held Company

National Register of Legal Entities (CNPJ) No. 02.558.157/0001-62 – State Registration (NIRE) 35.3.0015881-4

MINUTES OF THE 55th EXTRAORDINARY GENERAL MEETING

OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 1st, 2023

Shareholders:

Those in attendance via remote voting bulletin, pursuant to article 47, paragraph 1 of RCVM 81:

1895 FONDS FGR; 4UM MARLIM DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES, ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM; ABERDEEN LATIN AMERICAN EQUITY FUND; ABERDEEN MANAGED DISTRIBUTION FUND; ABERDEEN STANDARD OEIC II - ASI EMERGING MARKETS INCOME E. F; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; ACTIVE M INTERNATIONAL EQUITY FUND; AEGON CUSTODY BV; ALASKA COMMON TRUST FUND; ALASKA PERMANENT FUND; ALBERTA INVESTMENT MANAGEMENT CORPORATION; ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT; ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLE; ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ GEM EQUITY HIGH DIVI; AMERICAN FUNDS DEVELOPING WORLD GROWTH AND INCOME FUND; AMERICAN FUNDS INS SERIES NEW WORLD FUND; AMERICAN HEART ASSOCIATION, INC.; AMF PENSIONSFORSAKRING AB; ANDRA AP-FONDEN; AQR INNOVATION FUND, L.P.; AQR LUX FUNDS II - AQR STYLE PREMIA: ALL COUNTRY EQUITY FUND; ARERO - DER WELTFONDS -NACHHALTIG; ARIEL GLOBAL FUND; ARIEL INTERNATIONAL DM/EM LLC; ARIZONA PSPRS TRUST; ASCENSION ALPHA FUND, LLC; ASSET MANAGEMENT EXCHANGE UCITS CCF; AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER; AVADIS FUND - AKTIEN EMERGING MARKETS INDEX; AWARE SUPER PTY LTD; AXA ROSENBERG EQUITY ALPHA TRUST; BAPTIST HEALTH SOUTH FLORIDA, INC.; BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY; BELLSOUTH CORPORATION RFA VEBA TRUST; BEWAARSTICHTING NNIP I; BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); BLACKROCK ADVANTAGE E. M. FUND OF BLACKROCK FUNDS; BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK GLOBAL FUNDS; BLACKROCK GLOBAL INDEX FUNDS; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND; BLACKROCK MULTI-ASSET INCOME PORTFOLIO OF BLACKROCK FUNDS II; BLK MAGI FUND; BMO INVESTMENT FUNDS (UK) ICVC III - BMO UNIVERSAL; BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF; BMO MSCI EMERGING MARKETS INDEX ETF; BNY MELLON (RIVER AND MERCANTILE) GLOBAL EQUITY FU; BNY MELLON T AND D (UK)LIMITED AS TRUSTEE OF B MARKET A FUND; BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; BRANDES EMERGING MARKETS VALUE FUND; BRANDES GLOBAL OPPORTUNITIES FUND; BRANDES INSTITUTIONAL EQUITY TRUST; BRANDES INTERNATIONAL EQUITY FUND; BRANDES INVESTMENT FUNDS P L COMPANY / BRANDES E M V FUND; BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN; BRANDES INVESTMENT TRUST - BRANDES INS EMERGING MARKETS FUND; BRANDES INVESTMENT TRUST - BRANDES INT EQUITY FUND; BRIGHTHOUSE FUNDS TRUST I-SSGA EMERGING MARKETS EM; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; BUREAU OF LABOR FUNDS - LABOR INSURANCE FUND; BUREAU OF LABOR FUNDS - LABOR PENSION FUND, BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; CANADA PENSION PLAN INVESTMENT BOARD; CAPITAL INTERNATIONAL FUND; CASEY FAMILY PROGRAM; CENTRAL PROVIDENT FUND BOARD; CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P LAT A EQ FD; CHEVRON UK PENSION PLAN; CHUBB CORPORATION MASTER RETIREMENT TRUST; CIBC EMERGING MARKETS EQUITY INDEX ETF; CIBC EMERGING MARKETS INDEX FUND; CITIBANK NA, NEW YORK; CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD; CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND; CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND; CITY OF BALTIMORE EM RETIREMENT SYSTEM; CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN; CITY OF NEW YORK GROUP TRUST; CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM; CLINTON NUCLEAR POWER PLANT QUALIFIED FUND; COCA-COLA COMPANY; COLLEGE RETIREMENT EQUITIES FUND, COLONIAL FIRST STATE INVESTMENT FUND 10; COLONIAL FIRST STATE INVESTMENT FUND 50; COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR; COLUMBIA EMERGING MARKETS CONSUMER ETF; COMMONWEALTH BANK GROUP SUPER; COMMONWEALTH EMERGING MARKETS FUND 6; COMMONWEALTH GLOBAL SHARE FUND 16; COMMONWEALTH GLOBAL SHARE FUND 22; COMMONWEALTH GLOBAL SHARE FUND 30; COMMONWEALTH SUPERANNUATION CORPORATION; CONNECTICUT GENERAL LIFE INSURANCE COMPANY; CONSTRUCTION BUILDING UNIONS SUPER FUND; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; CUSTODY B. OF J. LTD. RE: SMTB G. I. M. F.; CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.; CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F; CUSTODY BANK OF JAPAN, LTD. RE: SMTB DAIWA/WELLING; DELA DEPOSITARY ASSET MANAGEMENT B.V.; DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF; DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C; DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES, DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM; DOMINION RESOURCES, INC. MASTER TRUST; DUKE POWER CO EMPLOYEE RETIREMENT PLAN; DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE; DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN, EASTSPRING INVESTMENTS; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND; EATON VANCE MANAGEMENT; EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD; EIT GLOBAL ALL COUNTRY MANAGED VOLATILITY EX-AUSTRALIA FUND; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B; EMERGING MARKETS EQUITY SELECT ETF, EMERGING MARKETS EX CHINA ALPHA TILTS - ENHANCED FUND; EMPLOYEES RET FD OF THE CITY OF FORT WORTH; EMPLOYEES RET. SYST. OF THE CITY MILWAUKEE; EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS; ENSIGN PEAK ADVISORS,INC; EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO; EURIZON CAPITAL SGR S.P.A; EUROPEAN CENTRAL BANK; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR; FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND; FIDELITY COVINGTON TRUST: F. E. M. M. ETF; FIDELITY INTERNATIONAL LOW VOLATILITY EQUITY INSTITUTIONAL T; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; FIDELITY INVESTMENTS MONEY MANAGEMENT INC; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; FIREMEN S ANNUITY AND BEN. FD OF CHICAGO; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX FUND, FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FLEXSHARES EMERGING MARKETS HIGH DIVIDEND CLIMATE; FLEXSHARES EMERGING MARKETS QUALITY LOW VOLATILITY INDEX FUN; FLEXSHARES ESG AND CLIMATE EMERGING MARKETS CORE INDEX FUND; FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F; FONDO CONSOLIDADO DE RESERVAS PREVISIONALES; FORD MOTOR CO DEFINED BENEF MASTER TRUST; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF, FRANKLIN LIBERTYSHARES ICAV; FRANKLIN TEMPLETON ETF T - FRANKLIN LIBERTYQ EMERGING M ETF; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; FUNDAMENTAL LOW V I E M EQUITY; FUNDO DE INVESTIMENTO MULTIMERCADO CP IE -3102; FUTURE FUND BOARD OF GUARDIANS; GARD UNIT TRUST; GENERAL ORGANISATION FOR SOCIAL INSURANCE; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; GEORGE LUCAS FAMILY FOUNDATION; GLOBAL ALL CAP ALPHA TILTS FUND; GLOBAL MANAGED VOLATILITY FUND; GMO BENCHMARK-FREE FUND, A SERIES OF GMO TRUST; GMO C FD MASTER P, A SERIES OF GMO OFFSHORE MASTER P V LTD; GMO EQUITY DISLOCATION INVESTMENT FUND, A SUB-FUND; GMO GLOBAL EQUITY ALLOCATION INVESTMENT FUND, GMO GLOBAL R RETURN (UCITS) F, A SUB-FUND OF GMO FUNDS PLC; GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF; GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M; GOLDMAN SACHS FUNDS - GOLDMAN SACHS E M C (R) EQ PORTFOLIO; GOLDMAN SACHS TRUST - GOLDMAN SACHS EMERGING MARKETS E I F; GUIDEMARK EMERGING MARKETS FUND; GWL GLOBAL INVESTMENT, LLC; H.E.S.T. AUSTRALIA LIMITED; HARTFORD GLOBAL IMPACT FUND; HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND; HARTFORD MULTIFACTOR LOW VOLATILITY INTERNATIONAL EQUITY ETF; HEXAVEST EMERGING MARKETS FUND; HIGHLAND PUBLIC INFLATION HEDGES FUND; HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME; HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG; IBM 401 (K) PLUS PLAN; ILLINOIS MUNICIPAL RETIREMENT FUND; ILLINOIS STATE BOARD OF INVESTMENT; IMCO EMERGING MARKETS PUBLIC EQUITY LP; IN BK FOR REC AND DEV, AS TR FT ST RET PLAN AND TR/RSBP AN TR; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; INTERNATIONAL MONETARY FUND; INVESCO FUNDS; INVESCO GLOBAL EMERGING MARKETS FUND (UK); INVESCO GLOBAL LOW VOLATILITY EQUITY YIELD FUND; INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF; INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN; INVESCO PUREBETASM FTSE EMERGING MARKETS ETF; INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST; INVESCO SP EMERGING MARKETS LOW VOLATILITY ETF; INVESCO STRATEGIC EMERGING MARKETS ETF; INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL; INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL; INVESTERINGSFORENINGEN SPARINVEST INDEX EMERGING MARKETS; IPROFILE INTERNATIONAL EQUITY PRIVATE POOL; ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; ISHARES EDGE MSCI MULTIFACTOR EMERGING MARKETS ETF; ISHARES EDGE MSCI MULTIFACTOR GLOBAL ETF; ISHARES EMERGING MARKETS DIVIDEND ETF; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND; ISHARES ESG ADVANCED MSCI EM ETF; ISHARES ESG MSCI EM LEADERS ETF; ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED); ISHARES II PUBLIC LIMITED COMPANY; ISHARES III PUBLIC LIMITED COMPANY; ISHARES IV PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI ETF; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI ACWI LOW CARBON TARGET ETF; ISHARES MSCI BRAZIL ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; ISHARES PUBLIC LIMITED COMPANY; ISHARES V PUBLIC LIMITED COMPANY; ISHARES VI PUBLIC LIMITED COMPANY; IVESCO FTSE RAFI EMERGING MARKETS ETF; JEFFREY LLC; JNL EMERGING MARKETS INDEX FUND; JOHN HANCOCK FUNDS II EMERGING MARKETS FUND; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; JOHN HANCOCK HEDGED EQUITY INCOME FUND; JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST; JOHN S. AND JAMES L. KNIGHT FOUNDATION; JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF; JPMORGAN FUNDS; JUNTO PARTICIPACOES FIA; KAISER FOUNDATION HOSPITALS; KAISER PERMANENTE GROUP TRUST; KAPITALFORENINGEN EMD INVEST; EMERGING MARKETS IND; KAPITALFORENINGEN INVESTIN PRO; GLOBALE AKTIER IND; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING; LPI AEM I I I; KAPITALFORENINGEN PENSAM INVEST; PSI 3 GLOBALE AKTIER 3; KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E, LAERERNES PENSION FORSIKRINGSAKTIESELSKAB; LATTICE EMERGING MARKETS STRATEGY ETF; LAZARD GLOBAL ACTIVE FUNDS, PLC; LAZARD GLOBAL MANAGED VOLATILITY FUND; LAZARD/WILMINGTON COLLECTIVE TRUST; LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS; LEGAL & GENERAL ICAV, LEGAL & GENERAL INTERNATIONAL INDEX TRUST; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND; LEGAL GENERAL CCF; LEGAL GENERAL COLLECTIVE INVESTMENT TRUST; LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND; LEGAL GENERAL GLOBAL EQUITY INDEX FUND, LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC; LGIASUPER TRUSTEE; LGPS CENTRAL ALL WORLD EQUITY CLIMATE MULTI FACTOR; LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND; LINCOLN VIP T - L SSGA EMERGING MARKETS 100 FUND; LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION; LOUSIANA STATE EMPLOYEES RETIR SYSTEM; LSV EMERGING MARKETS EQUITY FUND LP; LSV EMERGING MARKETS EQUITY FUND USA, LSV GLOBAL MANAGED VOLATILITY FUND; LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND; MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF; MACQUARIE MULTI-FACTOR FUND, MACQUARIE TRUE INDEX EMERGING MARKETS FUND; MANAGED PENSION FUNDS LIMITED; MANAGEMENT BOARD PUBLIC SERVICE PENSION FUND; MBB PUBLIC MARKETS I LLC; MEMORIAL HERMANN FOUNDATION; MEMORIAL HERMANN HEALTH SYSTEM; MEMORIAL HERMANN PENSION PLAN AND TRUST; MERCER EMERGING MARKETS SHARES FUND; MERCER QIF FUND PLC; MERCER UCITS COMMON CONTRACTUAL FUND; METALLRENTE FONDS PORTFOLIO; MGI FUNDS PLC; MGTS AFH DA GLOBAL EMERGING MARKETS EQUITY FUND; MINISTRY OF ECONOMY AND FINANCE; MIP ACTIVE STOCK MASTER PORTFOLIO; MOBIUS LIFE LIMITED; MSCI ACWI EX-U.S. IMI INDEX FUND B2; MSCI EQUITY INDEX FUND B – BRAZIL; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST; NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NATIONAL ELEVATOR INDUSTRY PENSION PLAN; NATIONAL EMPLOYMENT SAVINGS TRUST; NATIONAL PENSION INSURANCE FUND; NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF ST. JA, NAVARRO 1 FUND LLC; NBIMC LOW VOLATILITY EMERGING MARKETS EQUITY FUND; NEW AIRWAYS PENSION SCHEME, NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND; NEW WORLD FUND, INC.; NEW YORK STATE COMMON RETIREMENT FUND; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; NEW ZEALAND SUPERANNUATION FUND; NN (L); NN (L) EMERGING MARKETS HIGH DIVIDEND; NN PARAPLUFONDS 1 N.V; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; NORTHERN TRUST INVESTIMENT FUNDS PLC; NORTHERN TRUST UCITS FGR FUND, NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; NVIT GS EMERGING MARKETS EQUITY INSIGHTS FUND; ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; PACIFIC GAS A EL COMP NU F Q CPUC DEC MASTER TRUST; PACIFIC SELECT FUND; PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO; PARAMETRIC EMERGING MARKETS FUND; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; PARAMETRIC TMEMC FUND, LP; PENSIOENFONDS WERK EN (RE)INTERGRATIE; PENTEGRA DEFINED BENEFIT PLAN FOR FINANCIAL INSTIT; PEOPLE S BANK OF CHINA, PF INTERNATIONAL VALUE FUND; PHILADELPHIA GAS WORKS PENSION PLAN, PICTET - EMERGING MARKETS INDEX; PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER; PIMCO DIVIDEND AND INCOME FUND; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN; PIMCO RAE EMERGING MARKETS FUND LLC; PINEBRIDGE ESG QUANTITATIVE GLOBAL EQUITY FUND; PINEBRIDGE ESG QUANTITATIVE INCOME AND GROWTH FUND; POOL REINSURANCE COMPANY LIMITED; PRIME SUPER; PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; PUBLIC SECTOR PENSION INVESTMENT BOARD; QIC INTERNATIONAL EQUITIES FUND; QIC LISTED EQUITIES FUND; QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP; QSMA1 LLC; QSUPER; RAILWAYS PENSION TRUSTEE COMPANY LIMITED; RETIREMENT PLAN FOR CHICAGO TRANSIT AUTH.EMPL; RUSSEL EMERGING MARKETS EQUITY POOL; RUSSEL INVESTIMENT FUNDS NON.US. FUND; RUSSEL INVESTMENTS GLOBAL EQUITY POOL; RUSSEL OVERSEAS EQUITY POOL; RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD; RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND; RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F; RUSSELL INVESTMENT COMPANY - RUSSELL I D MARKETS FUND; RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND; RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL; RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL; RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND; RUSSELL INVESTMENTS CANADIAN DIVIDEND POOL, RUSSELL INVESTMENTS INTERNATIONAL SHARES FUND; RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.; RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS T; SALT RIVER PIMA-MARICOPA INDIAN C; SAS TRUSTEE CORPORATION POOLED FUND; SBC MASTER PENSION TRUST; SCHRODER INTERNATIONAL SELECTION FUND; SCHWAB EMERGING MARKETS EQUITY ETF; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT; SEDCO CAPITAL GLOBAL FUNDS - SC GLOBAL EMERGING MARKET EQUIT; SEI GLOBAL MASTER FUND PLC - THE SEI FACTOR ALLOCA; SEI INST INVEST TR WORLD EQ EX-US FUND; SEI INSTITUCIONAL INVESTMENT TRUST - WORLD S. E. F.; SHELL FOUNDATION; SIONNA SRTATEGIC INCOME FUND; SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G; SOUTHERN COMPANY SYSTEM MASTER RETIREMENT; SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; SPDR BLOOMBERG SASB EMERGING MARKETS ESG SELECT ET; SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; SPDR SP EMERGING MARKETS ETF; SPDR SP EMERGING MARKETS FUND; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; SSGA SPDR ETFS EUROPE I PLC; SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; STANDARD LIFE INVESTMENT COMPANY - GL EMER M EQ FD; STANDARD LIFE INVESTMENT COMPANY III - ENHANCED-D G FUND; STATE OF ALASKA RETIREMENT AND BENEFITS PLANS; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE OF NEW MEXICO STATE INV. COUNCIL; STATE OF WYOMING; STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS; STATE STREET ACTIVE EM MKTS SEC LEND QP COM TR FD; STATE STREET EMERGING MARKETS E N-L C TRUST FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F; STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F.; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO; STATE STREET ICAV; STATE STREET IRELAND UNIT TRUST; STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC; STICHING PENSIOENFONDS VOOR HUISARTSEN; STICHTING BLUE SKY LIQUID ASSET FUNDS; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN; STICHTING PENSIOENFONDS ING; STICHTING PENSIOENFONDS PGB; STICHTING PENSIOENFONDS UWV; STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV; STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME); STICHTING PGGM DEPOSITARY; STICHTING PHILIPS PENSIOENFONDS; SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY; SUNSUPER SUPERANNUATION FUND; SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA; SYNERGIE; TEACHER RETIREMENT SYSTEM OF TEXAS; TEXAS MUNICIPAL RETIREMENT SYSTEM; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; THE BOARD OF THE PENSION PROTECTION FUND; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE CHASE MAN BK AS TR OF DELTA MASTER FD; THE EMERGING M.S. OF THE DFA I.T.CO.; THE HARTFORD GLOBAL REAL ASSET FUND; THE HARTFORD INTERNATIONAL VALUE FUND; THE INCUBATION FUND, LTD.; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; THE METHODIST HOSPITAL; THE MONETARY AUTHORITY OF SINGAPORE; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; THE TEXAS EDUCATION AGENCY; THREE MILE ISLAND UNIT ONE QUALIFIED FUND; THRIVENT CORE EMERGING MARKETS EQUITY FUND, THRIVENT INTERNATIONAL ALLOCATION FUND; THRIVENT INTERNATIONAL ALLOCATION PORTFOLIO; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; TRINITY COLLEGE CAMBRIDGE; UI-E - J P MORGAN S/A DTVM; USAA INTERNATIONAL FUND; UTAH STATE RETIREMENT SYSTEMS; UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST; VANECK VECTORS MSCI MULTIFACTOR EMERGING MARKETS E; VANGUARD EMERGING MARKETS SHARES INDEX FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD ESG INTERNATIONAL; VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS; VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD INTERNATIONAL CORE STOCK FUND; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; VANGUARD INVESTMENT SERIES PLC; VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL; VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER F; VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I; VERIZON MASTER SAVINGS TRUST; VICTORIAN FUNDS MAN C A T F V E M T; VICTORY MARKET NEUTRAL INCOME FUND; VIDENT INTERNATIONAL EQUITY FUND – WI; VIRGINIA RETIREMENT SYSTEM; VOYA EMERGING MARKETS INDEX PORTFOLIO; VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND; WASHINGTON STATE INVESTMENT BOARD; WELLINGTON DIVERSIFIED INFLATION HEDGES FUND; WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC; WELLINGTON TRUST COMPANY N.A.; WELLS FARGO (LUX) WORLDWIDE FUND; WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO; WILMINGTON MULTI-MANAGER ALTERNATIVES FUND; WILMINGTON TRUST FIDUCIARY SERVICES COMPANY C I T FOR E; WILMINGTON TRUST RETIREMENT AND INST S C COLLECTIVE I TRUST; WISDOMTREE EMERGING MARKETS EFFICIENT CORE FUND, WISDOMTREE EMERGING MARKETS ESG FUND; WISDOMTREE EMERGING MARKETS EX-CHINA FUND; WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND; WISDOMTREE EMERGING MARKETS HIGH DIVIDEND FUND; WISDOMTREE EMERGING MARKETS MULTIFACTOR FUND; WISDOMTREE GLOBAL HIGH DIVIDEND FUND; WM POOL - EQUITIES TRUST NO 74; WM POOL - EQUITIES TRUST NO. 75; XTRACKERS; XTRACKERS (IE) PUBLIC LIMITED COMPANY; XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF; XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY; ÁGORA DIVIDENDOS INDEX FIA; AGORA ESMERALDA FUNDO DE INVESTIMENTO MULTIMERCADO; BRADESCO DIVIDENDOS INDEX FIFE FIA; BRADESCO F.MP- - FGTS - CARTEIRA LIVRE; BRADESCO FF ÍNDICE ATIVO FUNDO DE INVESTIMENTO EM AÇÕES; BRADESCO FI MULTIMERCADO LONG SHORT; BRADESCO FIA DIVIDENDOS; BRADESCO FIA IBOVESPA PLUS; BRADESCO FIA IBRX MULTIPATROCINADO; BRADESCO FIA INSTITUCIONAL IBRX ATIVO; BRADESCO FIA MASTER DIVIDENDOS; BRADESCO FIA MASTER IBOVESPA; BRADESCO FIA MASTER IBRX; BRADESCO FIA MASTER PREVIDENCIA; BRADESCO FIA MASTER PREVIDENCIA IBOVESPA ATIVO; BRADESCO FIA SMART ALLOCATION; BRADESCO FIM FUNDAÇÃO AMAZONAS SUSTENTAVEL – FAZ; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES SALUBRE; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES ZINCO; BRADESCO H FUNDO DE INVESTIMENTO AÇÕES DIVIDENDOS; BRADESCO H FUNDO DE INVESTIMENTO EM AÇÕES IBOVESPA; BRADESCO PRIVATE FIA IBOVESPA ATIVO; BRAM FIA IBOVESPA; BRAM FIA IBOVESPA ATIVO; BRAM FIA IBRX ATIVO; BRAM FIM AJAX; BRAM FUNDO DE INVESTIMENTO EM AÇÕES; BRAM H FI EM ACOES IBOVESPA GESTAO; BRAM H FI EM ACOES PASSIVO IBRX; BRAM H FIA DIVIDENDOS; BRAM H FUNDO DE INVESTIMENTO AÇÕES INSTITUCIONAL; ETF BRADESCO IBOVESPA FUNDO DE ÍNDICE; FIA IBOVESPA 157.

TELEFÔNICA BRASIL S.A.

A Publicly-Held Company

National Register of Legal Entities (CNPJ) No. 02.558.157/0001-62 – State Registration (NIRE) 35.3.0015881-4

MINUTES OF THE 55th EXTRAORDINARY GENERAL MEETING

OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 1st, 2023

Those attending in person:

TELEFÓNICA LATINOAMÉRICA HOLDING, S. L. TELEFÓNICA S.A. TELEFÓNICA CHILE S.A. (by Nathalia Pereira Leite)
TELEFÓNICA LATINOAMÉRICA HOLDING, S. L. TELEFÓNICA S.A. Represented by Santander Caceis Brasil DTVM S.A. (by Nathalia Pereira Leite)

ABERDEEN LATIN AMERICAN INCOME FUND LLC; ABERDEEN STANDARD SICAV I - DIVERSIFIED INCOME FUND; ABERDEEN STANDARD SICAV I - EMERGING MARKETS INFRASTRUCTURE EQUITY FUN; ABERDEEN STANDARD SICAV I - LATIN AMERICAN EQUITY FUND; AMUNDI ETF ICAV - AMUNDI MSCI ACWI SRI PAB UCITS ETF; M&G FUNDS (1) BLACKROCK EMERGING MARKETS EQUITY FUND.

Represented by Banco BNP Paribas Brasil S.A.

(by Christiano Godoy)

AMUNDI ESG GLOBAL LOW CARBON FUND; AMUNDI FUNDS; AMUNDI INDEX SOLUTIONS; LUX IM; MOST DIVERSIFIED PORTFOLIO SICAV.

Represented by Santander Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

(by Christiano Godoy)

NUSHARES ESG EM MKTS EQ ETF.

Represented by Itaú Unibanco S.A.

(by Christiano Godoy)

EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS INDEX NONLENDABLE FUND; EMERGING MARKETS INDEX NONLENDABLE FUND B.

Represented by J.P. Morgan S.A. – Distribuidora de Títulos e Valores Mobiliários

(by Christiano Godoy)

ERIVALDO COELHO BASTOS
VERA MARIA RAMOS BASTOS (by Claudia Marcoantonio)

TELEFÔNICA BRASIL S.A.

A Publicly-Held Company

National Register of Legal Entities (CNPJ) No. 02.558.157/0001-62 – State Registration (NIRE) 35.3.0015881-4

MINUTES OF THE 55th EXTRAORDINARY GENERAL MEETING

OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 1st, 2023

Others:

Sergio Eduardo Zamora Representative of the expert company PriceWaterhouseCoopers Auditores Independentes Ltda.
Cremênio Medolla Neto Fiscal Committee Member
Charles Edwards Allen Fiscal Committee Member

I certify that this is a true copy of the minutes of the 55th Extraordinary General Meeting of Telefônica Brasil S.A., held on February 1st, 2023, drawn up in the proper book.

________________________________

Daniela Valente Junqueira Ayres

Secretary of the Meeting

TELEFÔNICA BRASIL S.A.

A Publicly-Held Company

National Register of Legal Entities (CNPJ) No. 02.558.157/0001-62 – State Registration (NIRE) 35.3.0015881-4

MINUTES OF THE 55th EXTRAORDINARY GENERAL MEETING

OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 1st, 2023

Exhibit I - Final Summary Voting Map

	APPROVE	REJECT	ABSTAIN
	Number of common shares	Number of common shares	Number of common shares
(1) Acknowledge and ratify the appointment of the expert appraisal company, responsible for preparing the appraisal report of Garliava's shareholders' equity.	1,501,290,307	109,645	49,234
(2) Analyze and resolve on the Incorporation Protocol.	1,501,271,230	107,750	70,206
(3) Analyze and resolve on the Appraisal Report.	1,501,260,224	100,730	88,232
(4) Resolve on the incorporation of Garliava into the Company and implementation thereof.	1,501,287,915	102,411	58,860

Presiding Board:

___________________________________ Nathalia Pereira Leite Chairwoman of the Meeting	___________________________________ Daniela Valente Junqueira Ayres Secretary of the Meeting

TELEFÔNICA BRASIL S.A.

A Publicly-Held Company

National Register of Legal Entities (CNPJ) No. 02.558.157/0001-62 – State Registration (NIRE) 35.3.0015881-4

MINUTES OF THE 55th EXTRAORDINARY GENERAL MEETING

OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 1st, 2023

Exhibit II - Incorporation Protocol

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 1, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director